Filed by ITC Holdings Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: ITC Holdings Corp.

Commission File No. 001-32576

Entergy and ITC Project Team Prepare for Seamless Transition to Independent Transmission Company Structure

4/19/2012

By Michelle Delery, Entergy Employee Communications Manager (this article was shared with Entergy employees)

Members of the transmission spin-off and merger implementation team are rolling up their sleeves to begin the process of defining what the future will look like on day one of operations for the new transmission-only company.

On March 28, employees from Entergy and ITC Holdings Corp. gathered in Jackson for their first monthly status update meeting with Joe Domino, currently president and chief executive officer of Entergy Texas, and Jon Jipping, executive vice president and chief operating officer of ITC Holdings Corp., who are leading the project management office, or PMO.

“Our job is to make sure we’ve identified everything that has to happen for a successful transfer of operations,” Domino said. “Our focus will also be on satisfying financial, legal and regulatory requirements to ensure a smooth, seamless transition.”

The PMO is focused not only on establishing the new transmission subsidiary, Mid South TransCo, which will become part of ITC, but is mapping out changes to Entergy’s operations once the transmission business is no longer part of the company.

Identifying Best Practices

“The current phase can be best described as getting to know each other,” said Jipping. “We want to familiarize ourselves with each other’s transmission businesses so we can speak about our functions in the same way. We’re looking at areas of similarities and differences to identify best practices and find the best way to do business.”

In the 1990s, Entergy was one of the first utilities in the U.S. to seriously explore and actively pursue the formation of an independent transmission company, though none of its attempts gained traction.

Joe Domino Jon Jipping

“Now the time is right for joining a Transco. We believe our regulators will keep an open mind and they will review the evidence objectively after we make our filings,” Domino said. “The Federal Energy Regulatory Commission has been clear about wanting the ownership and operation of the transmission system to be independent of the generation business and this will be a focus for market participants as well.

“Ultimately, this transaction is about benefits to Entergy’s customers,” added Domino. “The most important of those benefits is a continued supply of safe, clean, reliable and affordable power in our service territory.”

Domino explained that the transaction will eliminate Entergy’s substantial and growing need to access capital for transmission system upgrades and maintenance, and will enable Entergy to focus on distribution and generation assets to keep pace with the region’s increasing demand for energy. And with its independent focus on transmission grid improvements and enhancements to electric reliability, ITC will extend to the Southeast its focus on building, operating and maintaining high-voltage transmission systems.

The ITC Story

Established in 2002, ITC Holdings Corp. is the nation’s first – and only – fully independent transmission company. ITC’s vision is to become a leader in the build-out of a more reliable and robust transmission system capable of meeting the needs of a 21st century, energy-intensive economy.

ITC Holdings acquired its first operating company, the International Transmission Company, in 2003. The company further grew through the acquisition of the Michigan Electric Transmission Company in 2006, and the transmission assets of Interstate Power & Light Company in 2007, as well as the formation of a new utility, ITC Great Plains, in Kansas and Oklahoma, to pursue the development of new transmission infrastructure in that region.

ITC’s prior acquisitions involved primarily assets, and only a handful of core employees. ITC then needed to stand up a field workforce, along with other company support functions and operations staff. The transfer of assets along with employees is what makes the Entergy spin-off and merger into ITC unique.

From Here to Independent Transmission Operation: A Phased Approach

On the road to creating an independent transmission operation, Entergy will spin off its transmission business into Mid South TransCo. Mid South TransCo will subsequently merge into ITC.

The PMO is taking a phased approach to implementation, working through four distinct phases:

1.      Analysis Phase (ends in early May)

•   Expected to run 8-10 weeks.

•   Teams are developing a “current state” view for each department within Entergy and ITC.

•   Teams also are comparing each department to identify differences or gaps in processes, procedures, structure, etc.

2.      Design Phase (ends in September)

•   Implementation teams to finalize organizational structure for each department.

•   Design functional processes for Transco and Entergy.

•   Establish a plan for information systems needs of both Transco and Entergy.

“We’re bringing in a business organization from Entergy that includes core groups of talented, experienced employees along with key assets,” Jipping said. “That’s why this holds a lot of excitement for us. On the day of closing, everyone will know each other, and we plan to leverage those relationships as an operational advantage. It’s very important to have that core group of people and the ability to maintain long-standing relationships to keep the business operating successfully. Once part of the new independent transmission company, there will be new processes, but people will still be concentrating on their areas of expertise.”

Jipping observed that the values of Entergy and ITC are closely aligned, most notably a shared focus on safety. ITC is among top companies in the industry in safety performance, and Jipping believes that merging with another strong safety culture will lead to further enhancements.

“It’s refreshing to work with Entergy when it comes to safety,” he said. “I like many of the things Entergy is doing, such as safety moments and Remember the Reasons. Entergy’s safety culture lines up well with what we’ve been doing with our field employees, and we’ll be looking for ways to incorporate best practices to strengthen our overall safety focus.”

Next Steps

As the PMO delves into the analysis and design phases, a multitude of parallel efforts have taken off to address other important pieces of the project, particularly employee communications. A Transco employee intranet site is being updated with the latest news and information, including feedback from Q&A sessions being held throughout Entergy and updates from human resources.

“The bulk of questions are from employees who want clarity about how the change will affect their jobs and lives,” Domino said. “Getting the ‘people’ part of this transaction right is a top priority. Some of the earliest negotiations with ITC Holdings were focused on people issues and making sure changes are seamless and transparent, with as little disruption as possible to our customers and our employees.”

•   Make decisions regarding sustainability of Transco and what remains with Entergy.

3.      Implementation Planning

•   Outline next steps for preparing for Day 1 (transaction closing) readiness and Day 2 of independent operations (end of transition phase), as well as an eventual end-state (beyond transition phase).

•   Prioritize tasks and carefully plot against critical path.

•   Finalize transition services between Entergy and ITC.

4.      Implementation

•   Implementation of tasks identified in Implementation Planning to prepare for Day 1 readiness, Day 2 and eventual end-state design.

•   Work closely with ITC to ensure business continuity.

The ultimate goal is to complete the spin-off and merger in 2013

The PMO implementation team’s next status update meeting will be held in New Orleans in early May. Stay tuned to myEntergy News and the Transco employee intranet site for the latest news and information. Employees with Transco-related questions are encouraged to review the current posted Q&As or submit their questions to feedback@entergy.com.

Entergy Forward-Looking Information

In this communication, and from time to time, Entergy makes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Except to the extent required by the federal securities laws, Entergy undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Forward-looking statements involve a number of risks and uncertainties. There are factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including (i) those factors discussed in Entergy’s Annual Report on Form 10-K for the year ended December 31, 2011 and Entergy’s other reports and filings made under the Securities Exchange Act of 1934; (ii) the following transactional factors (in addition to others described elsewhere in this presentation and in subsequent securities filings) involving risks inherent in the contemplated transaction, including: (1) failure to obtain ITC shareholder approval, (2) failure of Entergy and its shareholders to recognize the expected benefits of the transaction, (3) failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms, (4) the ability of Entergy, Transco and ITC to obtain the required financings, (5) delays in consummating the transaction or the failure to consummate the transaction, (6) exceeding the expected costs of the transaction, and (7) the failure to receive an IRS ruling approving the tax-free status of the transaction; (iii) legislative and regulatory actions; and (iv) conditions of the capital markets during the periods covered by the forward-looking statements. The transaction is subject to certain conditions precedent, including regulatory approvals, approval of ITC’s shareholders and the availability of financing. Entergy cannot provide any assurance that the transaction or any of the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated.

ITC Forward-Looking Information

This communication contains certain statements that describe ITC management’s beliefs concerning future business conditions and prospects, growth opportunities and the outlook for ITC’s business, including ITC’s business and the electric transmission industry based upon information currently available. Such statements are “forward looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. Wherever possible, ITC has identified these forward-looking statements by words such as “anticipates”, “believes”, “intends”, “estimates”, “expects”, “projects” and similar phrases. These forward-looking statements are based upon assumptions ITC management believes are reasonable. Such forward-looking statements are subject to risks and uncertainties which could cause ITC’s actual results, performance and achievements to differ materially from those expressed in, or implied by, these statements, including, among other things, (a) the risks and uncertainties disclosed in ITC’s annual report on Form 10-K and ITC’s quarterly reports on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) from time to time and (b) the following transactional factors (in addition to others described elsewhere in this document and in subsequent filings with the SEC): (i) risks inherent in the contemplated transaction, including: (A) failure to obtain approval by the Company’s shareholders; (B) failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms; (C) the ability to obtain the required financings; (D) delays in consummating the transaction or the failure to consummate the transactions; and (E) exceeding the expected costs of the transactions; (ii) legislative and regulatory actions, and (iii) conditions of the capital markets during the periods covered by the forward-looking statements.

Because ITC’s forward-looking statements are based on estimates and assumptions that are subject to significant business, economic and competitive uncertainties, many of which are beyond ITC’s control or are subject to change, actual results could be materially different and any or all of ITC’s forward-looking statements may turn out to be wrong. They speak only as of the date made and can be affected by assumptions ITC might make or by known or unknown risks and uncertainties. Many factors mentioned in this document and the exhibits hereto and in ITC’s annual and quarterly reports will be important in determining future results. Consequently, ITC cannot assure you that ITC’s expectations or forecasts expressed in such forward-looking statements will be achieved. Actual future results may vary materially. Except as required by law, ITC undertakes no obligation to publicly update any of ITC’s forward-looking or other statements, whether as a result of new information, future events, or otherwise.

The transaction is subject to certain conditions precedent, including regulatory approvals, approval of ITC’s shareholders and the availability of financing. ITC cannot provide any assurance that the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated.

Additional Information and Where to Find It

ITC and Transco will file registration statements with the SEC registering shares of ITC common stock and Transco common units to be issued to Entergy shareholders in connection with the proposed transactions. ITC will also file a proxy statement with the SEC that will be sent to the shareholders of ITC. Entergy shareholders are urged to read the prospectus and/or information statement that will be included in the registration statements and any other relevant documents, because they contain important information about ITC, Transco and the proposed transactions. ITC shareholders are urged to read the proxy statement and any other relevant documents because they contain important information about Transco and the proposed transactions. The proxy statement, prospectus and/or information statement, and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor Relations, P.O. Box 61000 New Orleans, LA 70161 or by calling Entergy’s Investor Relations information line at 1-888-ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations, 27175 Energy Way, Novi, MI 48377 or by calling 248-946-3000.

This communication is not a solicitation of a proxy from any security holder of ITC. However, Entergy, ITC and certain of their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from shareholders of ITC in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Entergy may be found in its 2011 Annual Report on Form 10-K filed with the SEC on February 28, 2012, and its definitive proxy statement relating to its 2012 Annual Meeting of Shareholders. Information about the directors and executive officers of ITC may be found in its 2011 Annual Report on Form 10-K filed with the SEC on February 22, 2012, and its definitive proxy statement relating to its 2012 Annual Meeting of Shareholders.